082-35116

[redacted]

08001059

MAYER·BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

SEC Mail
Mail Processing
Section

FEB 28 2008

Washington, DC
109

February 28, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

SUPPL

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this Exemption, enclosed please find the translations of two Immediate Reports, dated February 27, 2008, and February 26-28, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

Summary Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

27 February 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Arab Israel Bank – Financial Statements

Bank Leumi le-Israel B.M. (the "Bank") announces that the Bank's subsidiary, Arab Israel Bank Ltd. ("Arab Israel Bank") has published its financial statements for 2007.

Net profit of Arab Israel Bank amounted to NIS 88.5 million in the reported period, compared with net profit of NIS 61.6 million in the corresponding period of 2006 – an increase of 43.7%.

Net return on shareholders' equity for 2007 amounted to 23.4%, compared with 17.3% in 2006.

Net profit amounted to NIS 19.1 million in the fourth quarter of 2007, compared with net profit of NIS 13.1 million in the corresponding period of 2006 – an increase of 45.8%.

The increase in profit in 2007, as compared with 2006, was influenced, *inter alia*, by the continuing expansion of the consumer base, by a decrease in special salary expenses which arose from benefits to employees related to the privatization of the parent company in 2006, and a decrease in provisions for pension following actuarial changes and an increase in the profits of the reserves.

Net interest income before provision for doubtful debts amounted to NIS 216.2 million in 2007, compared with NIS 198.8 million in 2006 – an increase of 8.8%.

Provision for doubtful debts amounted to NIS 12.3 million in 2007, compared with NIS 9.4 million in 2006 – an increase of 30.9%.

Operating and other income amounted to NIS 96.6 million in 2007, compared with NIS 81.1 million in 2006 – an increase of 19.1%.

Total income less the provision for doubtful debts amounted to NIS 300.5 million in 2007, compared with NIS 270.5 million in 2006 – an increase of 11.1%.

Total operating and other expenses amounted to NIS 160.4 million in 2007, compared with NIS 158.0 million in 2006 – a decrease of 1.5%.

Total assets as at 31 December 2007 amounted to NIS 4,216.3 million, compared with NIS 3,926.9 million as at 31 December 2006 – an increase of 7.4%.

Date and time at which the corporation first became aware of the event or matter:
26 February 2008 at 13:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Summary Translation of Immediate Reports

Bank Leumi le-Israel B.M.

Registration No. 520018078

Securities of the Corporation are listed on The Tel Aviv Stock Exchange

Abbreviated Name: Leumi

Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546

Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732

Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

26-28 February 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that from 26 to 28 February 2008, there were changes in the number of securities of the Corporation, as follows:

1. Description of the Nature of the Change:
   1. Exercise of additional options of the Bank.

Date of Change	Nature of Change	Type and Name of Security in relation to which the Change Occurred	Tel Aviv Stock Exchange Registration No.	Amount of the Change	Executed through the Stock Exchange Clearing House
26 February 2008	Exercise of Options	Leumi Options 01/06	6040125	332,233	No
27 February 2008	Exercise of Options	Leumi Options 01/06	6040125	463,051	No
28 February 2008	Exercise of Options	Leumi Options 01/06	6040125	510,247	No

2.a. Status of the Share Capital of the Corporation following the Changes:

Name and Type of Share	Tel Aviv Stock Exchange Registration No.	Number of Shares in the Registered Capital	Issued and Paid Up Share Capital	
			Amount in Previous Report	Current Amount
Leumi	604611	1,715,000,000	1,458,826,350	1,460,131,881

b. Status of Other Securities of the Corporation:

Security Registration No.	Name of the Security	Amount in the Previous Report	Current Amount	Traded on the Stock Exchange
6040075	Leumi Subordinated Capital Notes (Series A)	213,676,322	213,676,322	No
6040091	Leumi Special Capital Notes	321,900,000	321,900,000	No
6040125	Leumi Options 01/06	38,357,008	37,551,477	No

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders and register of note holders are available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:

1. The balance of the options (Leumi Options 01/06) issued on 14 February 2006 are exercisable at the rate of one share for every option until 14 February 2009.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END